SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is a translation of a Spanish language relevant fact.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A. (GAS NATURAL), in compliance with Article 82 of Spanish Securities Law 24/1988 of July 28, hereby notifies the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores (CNMV)) of the following:

RELEVANT FACT

The Ordinary General Meeting of Shareholders of GAS NATURAL held today has approved all resolutions with respect to the items included on the Agenda of the notice of meeting, in accordance with the proposal made by the Board of Directors.

Barcelona, June 8, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: June 8, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer